Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986, 333-201677, 333-203457 and 333-203458

Free Writing Prospectus dated April 21, 2015

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FANTEX KENDALL WRIGHT

This tracking stock is intended to reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc. Fantex cannot assure you as to the development or liquidity of any trading market for this stock.

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IPO PRICE PER SHARE	IPO STATUS	SHARES AVAILABLE	IMPLIED VALUE	ACQUIRED BRAND INCOME
10.00	Coming Soon	332,500	$33,250,000	10%

BRAND INFO | BRAND CONTRACT | FANTEX, INC. SHARE:

ABOUT THE BRAND (Information updated as of April 16, 2015)

Kendall Wright is a wide receiver for the Tennessee Titans in the NFL and has been in the NFL since the 2012 season. He was selected as the 20th pick overall in the 1st round of the 2012 NFL Draft. Kendall Wright attended Baylor University, where he played wide receiver in 50 games. In 2008, Kendall Wright played in all 12 games as a freshman, recording 50 receptions, 649 receiving yards and 6 touchdowns. As a sophomore in 2009, Kendall Wright played in 12 games and was Baylor's leading receiver, posting 66 receptions for 740 yards and 5 touchdowns, and was named All-Big 12 honorable mention. As a junior, Kendall Wright recorded 78 receptions, 7 touchdowns and 952 yards, playing in all 13 games. He posted career high 108 receptions for 1,633 yards and 14 touchdowns as a senior and was named 1st Team All-American and All-Big 12.

In his first year as an NFL wide receiver, Kendall Wright played in 15 games for the Tennessee Titans and had 64 receptions for 626 yards with 4 touchdowns. During the 2013 NFL season, he had 94 receptions for 1,079 yards and 2 touchdowns, playing in all 16 regular season games. In the 2014 NFL season, Kendall Wright played in 14 games and had 57 receptions for 715 yards and 6 touchdowns.

BRAND POSITIONING

The essence of our vision of the brand identity for Kendall Wright is being a "natural." Kendall Wright grew up in rural northeast Texas. Even without the benefits of a larger city that could have afforded more resources, Kendall Wright quickly emerged as a standout athlete. All-State in three varsity sports, Kendall Wright would eventually became a youth coach while still a student. He went on to a record-setting collegiate football career, culminating with being selected a 1st team All-American as a senior. Blessed with athletic prowess and a unique work ethic, Kendall Wright readily sees his future as one of service. It has driven him from a young age, with his instincts to teach and mentor in the community being just as clear as those that propel him on the field.

For complete description, please view the prospectus.

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UNDERWRITER
Fantex Brokerage Services, LLC

QUALIFIED INDEPENDENT UNDERWRITER
To Be Announced

KENDALL WRIGHT

Age	25
Position	WR
Team	Tennessee Titans
Years Pro	3
College	Baylor
Height	5.83 ft (1.78 m)
Weight	190.00 lbs (86.18 kg)
Birthplace	Mount Pleasant, Texas

View Prospectus View Risks UNDERWRITER SHARE: Fantex Brokerage Services, LLC QUALIFIED INDEPENDENT UNDERWRITER To Be Announced KENDALL WRIGHT Age 25 Position WR Team Years Pro College Height Tennessee Titans Baylor 5.83 ft (1.78 m) Weight 190.00 lbs (86.18 kg) Birthplace Mount Pleasant, Texas For complete description, please view the prospectus. Fantex, Inc. offerings are highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc. has currently entered into brand contracts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contracts. There is no assurance that Fantex, Inc. will offer additional tracking stocks to reflect the economic performance of brands that play any of the sports depicted on the website. VIEW RISKS • Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. View the Fantex Kendall Wright prospectus. View the Fantex Jack Mewhort prospectus. View the Fantex Michael Brockers prospectus. View the Fantex Alshon Jefferv prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Need help? Call us at (855) 905-5050, email us. or live chat with customer support Follow us on Explore Stocks • Learn More • Help o About Fantex • Press o Contact quotes and orders displayed on Fsntex.com are from unsolicited orders. Fsntex Holdings, Inc., the parent company of Fsntex Brokerage Services, LLC, owns shares of every Fsntex Tracking Series. Fsntex Brokerage Services was the managing underwriter for &II Fsntex Tracking Series offerings. (C) 2015

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FANTEX KENDALL WRIGHT

This tracking stock is intended to reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc. Fantex cannot assure you as to the development or liquidity of any trading market for this stock.

Call us for information on how to participate in this IPO. 9:30am to 8:00pm ET, M-F
(800) 229-7958
or
Buy and sell stocks currently trading on Fantex
Sign Up | Log In

IPO PRICE PER SHARE	IPO STATUS	SHARES AVAILABLE	IMPLIED VALUE	ACQUIRED BRAND INCOME
10.00	Coming Soon	332,500	$33,250,000	10%

BRAND INFO | BRAND CONTRACT | FANTEX, INC.
SHARE:

BRAND CONTRACT (Information updated as of April 16, 2015)

The information below is a summary of currently effective contracts of Kendall Wright that are included in his brand income, as defined in the contract between Kendall Wright and Fantex, Inc. Fantex, Inc. has acquired 10% interest in Kendall Wright's brand income as defined in the contract with Fantex, Inc. View the prospectus.

INCLUDED CONTRACTS

COUNTERPARTY	TYPE OF CONTRACT	PRODUCT CATEGORY
Tennessee Titans, Inc.	NFL Player Contract	N/A

BRAND INCOME DEFINITION FOR KENDALL WRIGHT

On March 26, 2015, Fantex, Inc. entered into a brand contract with Kendall Thomas Wright (together with any affiliates, as the context requires, "Kendall Wright"), a professional athlete in the National Football League (the "NFL"), pursuant to which Fantex, Inc. will acquire an interest equal to 10% of the gross monies or other consideration (including rights to make investments) that Kendall Wright receives after December 1, 2014, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes), as a result of his activities in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching.

Income that is excluded from brand income, consists of:

- Any cash receipts resulting from the contract party's investments in stocks or other equity, bonds, commodities, derivatives, debt or real estate, so long as (a) such stocks or other equity, bonds, commodities, derivatives, debt investments and real estate are not received by him as compensation or consideration for activities (including licensing of rights) in the "field" as defined in his brand contract, (b) the contract party is not obligated to provide any services related to the "field" in connection with such investment and (c) the business or commercial venture related to such investment does not use the contract party's persona in its legal name or "dba," or in connection with its marketing, advertising or promotion;
- Any income received from employment, services rendered or other activities not related to professional football and related fields;
- Any reasonable reimbursement of incidental expenses actually incurred by Kendall Wright, including without limitation, travel, lodging, per diem and other incidental expenses, or the value of any such items paid by a third party on his behalf;
- Certain future pension and benefit payments under the CBA, except that income deferred pursuant to Article 26, Section 6 of such CBA shall not be deemed to be future pension payments and as such, shall be included in brand income;
- Merchandise, services or service plans or merchandise, service or service plan credit up to the lesser of $40,000 and 4% of all brand income during any applicable calendar year and as otherwise agreed by Fantex in its discretion; and
- Any otherwise specifically excluded income under each brand contract

The following specifically excluded income:

- All proceeds from life, disability or injury insurance policy covering Kendall Wright;
- All amounts payable to Kendall Wright for participation in any NFL game, including any preseason game, Pro Bowl or other postseason game, if he is excused from such participation without pay by the NFL or Tennessee Titans as a result of any injury, illness, physical or mental condition, bereavement or birth of his child; and
- All consideration payable to Kendall Wright pursuant to that certain agreement dated as of June 1, 2012 by and between adidas America, Inc. and Kendall Wright.

VIEW RISKS Fantex, Inc. offerings are highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc. has currently entered into brand contracts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contracts. There is no assurance that Fantex, Inc. will offer additional tracking stocks to reflect the economic performance of brands that play any of the sports depicted on the website. *Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. View the Fantex Kendall Wright prospectus. View the Fantex Jack Mewhort prospectus. View the Fantex Michael Brockers prospectus. View the Fantex Alshon Jefferv prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. Need help? Call us at (855) 905-5050, email us. or live chat with customer support On fantex.com all securities mentioned are issued by Fantex, Inc. and the use of "Fantex," unless otherwise specified, refers to Fantex Brokerage Services. Fantex Brokerage Services LLC and Fantex, Inc. are separate but affiliated companies. Security products are not FDIC insured, are not bank guaranteed and may lose value. Fantex Brokerage Services LLC does not solicit, recommend or offer advice on the investment merits of investing in any securities. All quotes and orders displayed on Fantex.com are from unsolicited orders. Fantex Holdings, Inc., the parent company of Fantex Brokerage Services, LLC, owns shares of every Fantex Tracking Series. Fantex Brokerage Services was the managing underwriter for all Fantex Tracking Series offerings. (C) 2015